September 19, 2022

Via EDGAR

Mr. Corey Jennings

Special Counsel

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vox Royalty Corp.
Form 40FR12B filed June 27, 2022
File No. 001-41437

Dear Mr. Jennings:

On behalf of Vox Royalty Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in the supplemental comment letter dated September 7, 2022 (the “Comment Letter”) regarding the above-referenced registration statement on Form 40-F that was filed via EDGAR on June 27, 2022. For ease of reference, the text of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s response.

Form 40FR12B

General

1.	We note that in your calculations of mineral royalties as a percentage of total assets with respect to each of SilverStream SEZC, Vox Royalty Australia Pty Ltd, and Vox Royalty Canada Ltd. (collectively, the "Owning Subsidiaries") in Response 1 of your August 22, 2022 letter you excluded intercompany debt from the denominator in each of your respective calculations. Please calculate such figures inclusive of the applicable intercompany debt in the denominator with respect to each Owning Subsidiary. Please base these calculations on values, as that term is defined in section 2(a)(41) of the Investment Company Act of 1940 (the "1940 Act"), as of the end of the last preceding fiscal quarter.

Response: Consistent with accounting practices of other operating companies and the principles of consolidation in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as discussed during our telephone call with the Staff on September 13, 2022, intercompany debt represents loans provided by the Company to the Owning Subsidiaries as an internal cash management mechanism through which working capital is allocated among the Company and the Owning Subsidiaries in order to facilitate the acquisition of mineral royalties by an Owning Subsidiary. Intercompany debt is eliminated on the Company’s consolidated financial statements under IFRS and in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). As noted below, the Company believes that it is appropriate to exclude intercompany debt from the denominator, particularly in the context of a Section 3(c)(9) analysis and an assessment of the business of the Company, because of this consolidation and the limited purpose for which the loans are made. The Company also asserts that, in light of the limited nature and function of the loans, the intercompany debt is not relevant to the assessment of whether substantially all of the business of the Company consists of owning or holding mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests. Nevertheless, in response to the comment, the Company notes that, inclusive of any intercompany debt1 (and exclusive of cash) in the denominator, as of June 30, 2022, approximately 54.3% of SilverStream’s total assets was comprised of mineral royalties; approximately 87.9% of Vox Australia’s total assets was comprised of mineral royalties; and 100% of Vox Canada’s total assets was comprised of mineral royalties.

1 SilverStream is the only Owning Subsidiary that holds intercompany debt as an asset.

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6

For purposes of these calculations, with respect to SilverStream, the denominator was comprised of intercompany debt (as noted above), and the value of the mineral royalties held by SilverStream, accounts receivable, prepaid expenses, and intangible assets; with respect to Vox Australia, the denominator was comprised of the value of the mineral royalties held by Vox Australia, accounts receivable and a deferred mineral royalty purchase payment; and for Vox Canada, the denominator was comprised of the value of the mineral royalties held by Vox Canada. As described in our response letter dated August 22, 2022, the “intangible asset” held by SilverStream (valued at $1,447,478 as of June 30, 2022) is a mineral royalty database, which is necessary to operate and support the business of owning and holding royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests (such as streams and an option to acquire additional mineral royalties) (“Section 3(c)(9) business”). This database is utilized by employees of the Company and the Owning Subsidiaries solely in connection with and to facilitate the Company’s Section 3(c)(9) business. Accounts receivable, the other asset included in the denominator of SilverStream and Vox Australia, represents amounts owed to the Owning Subsidiaries in connection with their standard business operations relating to the owning and holding of mineral royalties. Prepaid expenses relate to employee payroll, the leasing of office space, insurance premiums and corporate registration fees, all of which are necessary for the operation of the Company’s Section 3(c)(9) business. None of the Company nor any of the Owning Subsidiaries owns any asset or engages in any investment activity that does not support the Section 3(c)(9) business.

The Company also notes that, for the fiscal quarter ended June 30, 2022, 100% of each Owning Subsidiary’s revenue was derived from mineral royalties, and, on a consolidated basis, 100% of the Company’s revenue was derived from mineral royalties. As described in the Company’s response letter dated August 22, 2022, the officers, directors and employees of the Company and the Owning Subsidiaries focus all of their attention on the acquisition and ownership of mineral royalties and streams and general management of the business as a public mineral royalty and streaming company. As such, the only business activity in which the Company engages, including through the Owning Subsidiaries, is the Section 3(c)(9) business.

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6

2.	Please provide a detailed legal analysis with respect to the 1940 Act as to why you believe the intercompany debt referenced in your response letters is appropriately excluded from the denominator in the calculations referenced in Comment 1 above. In your response, please also describe whether such loans are interest-bearing or require other forms of payment in connection with the issuance of a loan.

Response: As noted above, in accordance with IFRS, as issued by the IASB, and consistent with U.S. GAAP, the intercompany debt is eliminated on the consolidated financial statements of the Company, which is the issuer of the securities to which the registration statement relates. None of the Company nor any of the Owning Subsidiaries is in the business of loaning money. Rather, the loans are made purely for internal capital allocation purposes and serve no investment purpose whatsoever. In fact, the intercompany loans, as utilized by the Company, function largely like cash, which is ignored for purposes of the calculations required under Section 3(a)(1)(C) of the 1940 Act, and has also been deducted from the denominator in connection with requests for exemptive relief relating to Section 3(c)(9)).2 Moreover, the fact that eliminating intercompany debt on a parent company’s financial statements is in accordance with IFRS, as issued by the IASB, and U.S. GAAP highlights that such loans and the intercompany allocation of working capital it involves are not sufficiently critical financially as to be reported on a balance sheet for accounting purposes. As such, we believe deducting intercompany debt from the denominator is appropriate when considering the nature of the Company’s business in the context of Section 3(c)(9).

We also note that the intercompany debt referenced in the response letters is not a “security”. Rather, the intercompany debt is simply a loan; it is not a note or other form of security. As general background in support of this conclusion, the loan market does not generally treat loans as securities subject to regulation by the SEC in light of its historical development, method of settlement, and diverse market participants. The Loan Syndication & Trading Association, the leading trade association for the loan market, has stated that the loan market operates on the premise that loans are not securities for purposes of federal and state securities laws.3 The views of a leading rating agency reflect this well-established market principle, namely that loans are not issued and traded in accordance with the federal securities regulatory regime.4 The determination of the securities status of loans is dependent on the application of the so-called “Reves Test”, named after the seminal U.S. Supreme Court decision in Reves v. Ernst & Young.5 The Reves Test presumes that a “note” is a security unless (1) it is (a) a note delivered in consumer financing, (b) a note secured by a home mortgage, (c) a short-term note secured by a lien on a small business or some of its assets, (d) a note evidencing a “character loan” to a bank customer, (e) a short-term note secured by an assignment of accounts receivable, (f) a note that formalizes an open-account debt incurred in the ordinary course of business, particularly if it is collateralized, or (h) a note evidencing a loan by a commercial bank for current operations; or (2) using a four-part family resemblance test (identified below), the instrument bears a strong resemblance to any of the foregoing commercial instruments and should be added to the list thereof. The family resemblance test looks at: (1) the motivations that would prompt a reasonable seller and buyer to enter into the transaction; (2) the plan of distribution; (3) the reasonable expectations of the investment public; and (4) the existence of a risk-reducing factor, such as an alternative regulatory or other protective regime, that would make the application of the federal securities laws unnecessary. Notably, courts use a balancing approach when applying the Reves Test; courts have viewed no single factor as dispositive when considering the status of a “note” as a security.

2 See Columbia Ventures, Inc., 1940 Act Release No. 21058 (May 10, 1995 (Order), and 1940 Act Release No. 21009 (Apr. 14, 1995)); and In the Matter of Pantepec Int’l, Inc., Exchange Act Release No. 17908, (Dec. 20, 1990) (Order).

3 See The Handbook of Loan Syndications and Trading (2007) edited by Allison Taylor and Alicia Sansone, An Overview of the Loan Market, at p. 87.

4 See Standard & Poor’s, A Guide to the Loan Market (2011), at p. 9.

5 494 U.S. 56 (1990) (“Reves”). The Supreme Court’s decision in Reves determined the extent to which “notes” are securities for purposes of the Securities Exchange Act of 1934. The legal framework for determining the status of loans is solely by application of the Reves Test to whether they are notes. Loans are not reviewed under the so-called “Howey Test” as “investment contracts,” or under a separate analysis of loans as “evidence of indebtedness.” See Banco Espanol de Credito v. Security Pacific National Bank, 973 F.2d 51 (2nd Cir. 1992), cert. denied, 502 U.S. 903 (1993) (finding that loan participations were analogous to bank loans and applying the Reves Test as the exclusive test to determine if bank loan participations were “notes” and, therefore securities for purposes of the Securities Act of 1933).

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6

On May 22, 2020, the Southern District of New York in Kirschner v. J.P. Morgan Chase, et al. 6, rejected an argument that syndicated loans are securities. In that case, the court held that the syndicated loans at issue were in fact loans and not securities. The court applied the “family resemblance” test set forth in Reves which requires courts to begin with a presumption that a note is a security, rebuttable by a showing that the note bears a strong family resemblance to one of an enumerated category of non-security instruments identified in Reves. The court concluded that since one of the Reves “family resemblance” tests was inconclusive but the other three weighed in favor of finding the loans “analogous to the enumerated category of loans by banks for commercial purposes”, the presumption that the loans were securities was overcome under the facts and the securities law claims were dismissed.

In connection with the Company and the Owning Subsidiaries, the intercompany debt is subject to the family resemblance test because it does not fall within the specific commercial instruments expressly identified in Reves as outside of the securities laws. Thus, the four-part Reves Test determines if the inter-company loans are “notes” (and thus securities) or loans (and thus bearing a family resemblance to commercial instruments that are not securities).

Motivations that would prompt a reasonable seller and buyer to enter into the transaction

None of the Company nor any of the Owning Subsidiaries has an investment purpose for entering into the intercompany loans. The terms and conditions of the loans do not represent those typically negotiated at arm’s length and the borrowers generally are not required to disclose detailed financial information. Moreover, the loans are intended primarily for commercial purposes, the loans do not constitute equity securities or have any features providing for conversion or the right to purchase equity securities of any person, there are no equity securities or rights to purchase equity securities issued in connection with any of the loans, and none of the loans has been issued with the purpose of being refinanced or replaced by any equity securities or any loans to third parties that would constitute investment securities within the meaning of the 1940 Act.

6 Kirschner as Tr. of Millennium Lender Claim Tr. v. JPMorgan Chase Bank, N.A., No. 17 CIV. 6334 (PGG), 2020 WL 2614765 (S.D.N.Y. May 22, 2020).

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6

Plan of Distribution and Reasonable Expectations of the Investment Public

There was no plan of distribution of the intercompany loans outside of the Company and the Owning Subsidiaries. The loans were, and will only be, distributed among this closely held group of affiliated companies. Furthermore, the loans were provided by the Company in private transactions solely between or among closely affiliated and sophisticated commercial institutions and not offered or sold to any segment of the public. The terms of the loans generally were and will not be structured as investments, there is no investing public for the loans, and there would be no reasonable expectation of the investing public that they traded or speculated in a security. This contrasts sharply from a bond or loan mutual fund, registered and regulated by the 1940 Act, which presumably trades in the loan market to obtain actively and publicly-traded loans of diverse lenders. Inasmuch as there is no public market for the intercompany loans, there would be no expectations that security investments are being made. The “market” for the intercompany loans consists of a market of essentially one - a small group of narrowly prescribed affiliates (the Company and the Owning Subsidiaries) whose expectations reflect the commercial purpose of the intercompany loans.

Risk-Reducing Factors

The Reves court gave very little instruction on permissibly risk-reducing factors. Courts have applied this factor in practical ways, particularly in the loan context, to permit risk reducing factors other than an alternative comprehensive federal regulatory regime that “virtually guarantees” solvency of a borrower or that notes be “insured against default.”7 The Company will be responsible for paying any outstanding principal balance on a loan from one Owning Subsidiary to another Owning Subsidiary.  This could be viewed as a permissible risk-reducing factor per Reves, which reduces the exposure of risks from the loans to investors in securities issued by the Company, and further support for the conclusion that the loans are made for purposes of internal allocation of working capital.

Furthermore, intercompany debt does not fall within the definition of a “security” based on the economic reality that the loans are used primarily as an internal mechanism by which the Company allocates working capital among itself and the Owning Subsidiaries in order to finance its general business operations. The loans, which require repayment of principal only or only nominal rate of interest, serve an internal commercial purpose (i.e., cash flow and management) and not an investment purpose. In addition, the loans are made only to the Owning Subsidiaries, which are wholly-owned subsidiaries of the Company. As such, the loans do not constitute “securities.”

7 Brief for the United States Court of Appeals for the Second Circuit, as Amicus Curiae, at 16, Banco Espanol de Credito v. Security Pacific National Bank, No. 91-7563 (Jan. 1992), at 40.

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6

3.	With respect to Vox Royalty Corp. (the "Company"), please calculate the percentage of the Company's total assets (inclusive of intercompany debt) on a consolidated bases was comprised of mineral royalties. Please base these calculations on values, as that term is defined in section 2(a)(41) of the 1940 Act, as of the end of the last preceding fiscal quarter.

As previously noted, the intercompany debt is eliminated on the Company’s consolidated financial statements, in accordance with IFRS, as issued by the IASB, and in conformity with U.S. GAAP. As such, we do not believe it is appropriate - it and would be inconsistent with IFRS, as issued by the IASB and U.S. accounting principles - to calculate the percentage of the Company’s total assets comprised of mineral royalties by including intercompany debt in the denominator. We believe that when assessing whether a company is engaging in a 3(c)(9) business (or any other business), the presence of intercompany debt is generally irrelevant and should not be determinative since most companies use it in a manner similar to the Company (i.e., as an internal cash flow management mechanism). Nevertheless, in response to the Staff’s comment, we note that, if intercompany debt were included in the denominator, approximately 51.3% of the Company’s total assets, exclusive of cash, was comprised of mineral royalties. However, based on the Company’s consolidated financial statements for the period ended June 30, 2022, approximately 85.2% of the Company’s total assets, exclusive of cash, was comprised of mineral royalties.

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Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6

Should you have additional questions or comments, please contact the undersigned at (949) 500-1572.

Sincerely,

/s/ Kyle Floyd
Kyle Floyd
For Vox Royalty Corp.

cc:	Adrian Cochrane, Vox Royalty Corp.

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6